

May 29, 2012

<u>Via E-mail</u>
Mark J. Parrell
Chief Financial Officer
Equity Residential and ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, IL 60606

       Re: **Equity Residential**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 1-12252

               ERP Operating Limited Partnership
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 0-24920

Dear Mr. Parrell:

       We have reviewed your response dated May 3, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Mark J. Parrell
Equity Residential
ERP Operating Limited Partnership
May 29, 2012
Page 2

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1.   We note your response to prior comment 1. In future filings please identify the properties that are added to and removed from same store properties for each year presented.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief